UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (this “Report”) of ZJK Industrial Co., Ltd. (the “Company”), including Exhibit 99.1 hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On May 21, 2025, ZJK Industrial Co., Ltd. issued a press release announcing that it showcased multiple new products including several liquid-cooled quick connectors at the COMPUTEX 2025, alongside NVIDIA’s MGX Ecosystem. A copy of this press release is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated May 21, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: May 21, 2025	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer